SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

TABLE OF CONTENTS

1.	Press Release issued on January 9, 2004, announcing the acquisition of 49% of Louisville Ladder Group.

2.	Press Release issued on February 17, 2004, announcing results for the fourth quarter of 2003.

Press Release
NYSE	BMV

GRUPO IMSA ACQUIRES 49% OF LOUISVILLE LADDER GROUP

Monterrey, N.L., Mexico – January 9, 2004 – Grupo Imsa, S.A. de C.V. (BMV: IMSA) (NYSE: IMY) announced today that it has acquired 49% of the equity of Louisville Ladder Group (LLG). The acquisition gives Grupo Imsa 100% control of this company through its subsidiary IMSALUM, which will begin to consolidate the total results of LLG as of January 2004. LLG was created in 1998 as a result of the merger of the ladder businesses of Grupo Imsa and Louisville Ladder, which was part of Emerson Electric. LLG is currently one of the most important ladder companies in the United States, and exports its products to Canada, Central and South America, Europe and Asia. The company posted 2003 sales of approximately US$130 million.

Mr. Arnulfo Chávez, IMSALUM’s President, explained: “Controlling 100% of Louisville Ladder Group gives us greater flexibility to adapt to market demands in a more agile and efficient way.”

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2002 the Company’s sales reached US$2.6 billion, of which close to 55% was generated outside Mexico. Grupo Imsa shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

1

Fourth Quarter 2003 NYSE BMV

GRUPO IMSA ANNOUNCES FOURTH QUARTER 2003 RESULTS

Monterrey, Mexico, February 17, 2004 – Grupo Imsa, S.A. de C.V. (NYSE: IMY) today announced results for the fourth quarter of 2003.1

FOURTH QUARTER 2003 HIGHLIGHTS

Fourth quarter revenues in peso terms rose year-over-year by 11.8% and quarter-over-quarter by 3.0% to Ps 8,400. Accumulated revenues for 2003 were 7.2% above those of the previous year.

•	IMSA ACERO’s fourth-quarter sales volume grew 21.7% year-over-year and 0.1% quarter-over-quarter.

•	In the fourth quarter ENERMEX’s sales volume increased 10.4% compared to the fourth quarter of 2002 and 15.2% vs. third quarter 2003.

•	Operating expenses as a percent of sales were 10.7% in fourth quarter 2003, compared to 11.7% the previous year.

•	Fourth quarter EBITDA totaled Ps 982, 13.6% below that of the same period of 2002 and 4.0% below third quarter 2003. Accumulated 2003 EBITDA decreased 10.6% compared to 2002.

•	Grupo Imsa’s net debt was reduced by US$84 during the fourth quarter of 2003, and by $56 in 2003.

•	Net interest coverage – defined as EBITDA divided by net interest expense – was 11.1 times in 2003.

•	In 2004 Grupo Imsa plans to invest US$130 in operating continuity, improvement and capacity expansion projects.

•	Grupo Imsa acquired 49% of the capital of Louisville Ladder Group (LLG), giving the Company 100% control of LLG through IMSALUM.

•	2004 began with a generalized rise in global steel prices and a limited supply, reflecting increases in demand and the cost of inputs.

[1]	Unless otherwise stated, all figures are presented in millions of December 31, 2003 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Eugenio Clariond, Chief Executive Officer of Grupo Imsa, explained: “2003 was a difficult year for the industries in which we participate; we felt pressure from rising costs and the economies in which we operate grew very little, which affected our margins. However, our sales rose as we entered new markets and increased our share of traditional ones. Additionally, we have made our businesses more efficient, reducing operating costs as a percent of sales from 12% in 2002 to 11% in 2003. We will continue increasing productivity, so as to position ourselves for a better year in 2004. I am sure that our efforts and the growth expected for the North American economies will help us to continue being a more profitable and successful organization.”

SALES

In dollar terms, net sales for fourth quarter 2003 (4Q03) were US$740, an increase of 5.6% over fourth quarter 2002 (4Q02) but a decline of 0.3% from third quarter 2003 (3Q03). In peso terms, net sales for 4Q03 totaled Ps 8,400, an upswing of 11.8% over 4Q02 and of 3.0% vs. 3Q03. The year-over-year revenue growth was largely a consequence of increased sales volumes for IMSA ACERO and ENERMEX, as well as a higher exchange rate of the Mexican peso vis-à-vis the U.S. dollar in 4Q03, since a large part of the Company’s revenues are tied to the dollar. The quarter-over-quarter growth largely reflects increased sales volumes for ENERMEX and the higher foreign exchange rate.

For 4Q03, domestic sales amounted to Ps 3,751, a growth of 14.7% from 4Q02 and of 6.3% compared to 3Q03. Foreign sales for 4Q03 totaled Ps 4,649, an increase of 9.5% over 4Q02 and of 0.5% compared to 3Q03. Foreign sales for the quarter represented 55.3% of total net sales.

The following is a breakdown by business segment for the quarter:

ENERMEX	IMSALUM	IMSATEC	IMSA ACERO
16%	10%	28%	46%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Sales	4Q03	3Q03	4Q02	2003	2002
IMSA ACERO	Ps 3,848	Ps 3,818	Ps 3,286	Ps 14,728	Ps 13,288
ENERMEX	1,371	1,145	1,199	4,823	4,568
IMSATEC	2,386	2,369	2,269	8,595	8,252
IMSALUM	794	824	762	3,083	3,029
Total net sales[1]	Ps 8,400	Ps 8,156	Ps 7,515	Ps 31,230	Ps 29,137
TOTAL US$ avg.	740	742	701	2,806	2,717

OPERATING INCOME

Operating income in nominal dollar terms for 4Q03 totaled US$55, a decline of 24.7% from 4Q02 and of 15.4% vs. 3Q03. Operating income for 4Q03 in peso terms was Ps 613, a decrease of 23.9% from 4Q02 and of 11.0% from 3Q03. Grupo Imsa’s operating margin for the quarter was 7.3%, compared to 10.7% for 4Q02 and 8.4% for 3Q03.

EBITDA

EBITDA for 4Q03 totaled US$88, representing decreases of 15.1% year-over-year and of 8.5% quarter-over-quarter. EBITDA for the quarter in peso terms was Ps 982, 13.6% below 4Q02 and 4.0% less than 3Q03.

EBITDA contribution per business segment in 4Q03 was as follows:

ENERMEX	IMSALUM	IMSATEC	IMSA ACERO
34%	4%	13%	49%

EBITDA	4Q03	3Q03	4Q02	2003	2002
IMSA ACERO	Ps 499	Ps 533	Ps 655	Ps 2,126	Ps 2,603
ENERMEX	349	266	283	1,171	943
IMSATEC	131	177	183	477	681
IMSALUM	43	84	43	237	222
Corporate	(40)	(37)	(28)	(157)	(138)
TOTAL	Ps 982	Ps 1,023	Ps 1,136	Ps 3,854	Ps 4,311
TOTAL US$ avg.	88	96	103	350	400
EBITDA margin	11.7%	12.5%	15.1%	12.3%	14.8%

[1]	The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

INTEGRAL FINANCING COST (INCOME)

Integral financing cost for 4Q03 was Ps 145, compared to costs of Ps 107 in 4Q02 and Ps 444 in 3Q03. The main reason for the rise in integral financing cost compared to 4Q02 was an increase in foreign exchange loss resulting from a 2.8% depreciation of the Mexican peso vis-à-vis the U.S. dollar in 4Q03, while the peso only depreciated 1.9% in 4Q02. The quarter-over-quarter decline largely reflects the 4.3% depreciation of the peso in 3Q03.

Despite the higher exchange rate of the Mexican peso vis-à-vis the U.S. dollar, interest expense decreased both year-over-year and quarter-over-quarter, reflecting the decline in Libor interest rate, the Company having contracted debt with lower spreads over Libor and a reduction in debt.

Integral Financing Cost (Income)	4Q03	3Q03	4Q02	2003	2002
Interest expense	Ps 79	Ps 94	Ps 95	Ps 386	Ps 469
Interest income	(15)	(10)	(21)	(38)	(76)
Foreign exchange loss (gain)	217	439	163	738	1,198
Gain from monetary position	(136)	(79)	(130)	(344)	(472)
Integral financing cost (income)	Ps 145	Ps 444	Ps 107	Ps 742	Ps 1,119

MAJORITY NET INCOME

For 4Q03, the Majority Net Income was Ps 232, compared to incomes of Ps 524 for 4Q02 and Ps 43 for 3Q03. The decrease in Net Income compared to 4Q02 mainly reflects a decline in operating income, a greater foreign exchange loss and higher taxes. The quarter-over-quarter increase was mainly a result of a reduction in foreign exchange loss.

Majority Net Income	4Q03	3Q03	4Q02	2003	2002
Majority net income	Ps 232	Ps 43	Ps 524	Ps 759	Ps 1,470
Majority net income per equity unit	Ps 0.41	Ps 0.08	Ps 0.93	Ps 1.35	Ps 2.61
Majority net income per ADS	US$0.32	US$0.09	US$0.78	US$1.10	US$2.24

As of December 31, 2003, Grupo Imsa had 2,808.7 million shares outstanding, equivalent to 561,739,958 equity units and 62,415,551 ADSs.

FINANCIAL POSITION

Net debt, as of December 31, 2003, was US$795, a reduction of US$84 compared to the debt of US$879 presented in the balance sheet as of September 30, 2003. Total debt as of December 31, 2003 was US$872, US$59 below total debt as of September 30, 2003.

Net interest coverage defined as EBITDA divided by net interest expense was 11.1 times for the twelve months ended December 31, 2003, while interest coverage defined as EBITDA divided by gross interest expense reached 10.0 times for the same period.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Financial Results by Segment

IMSA ACERO

Sales

4Q03 sales volume was 575 thousand tonnes, an increase of 21.7% over 4Q02 and of 0.1% compared to 3Q03. Domestic shipments for the quarter totaled 386 thousand tonnes, 23.1% above 4Q02 and 2.4% more than 3Q03. Foreign volume amounted to 189 thousand tonnes for 4Q03, a growth of 19.0% over 4Q02 but a decline of 4.3% versus 3Q03. The year-over-year growth in sales volume reflects the low domestic volume for 4Q02 because of an accumulation of inventories, increased imports and a decrease in demand, while in 4Q03 demand recovered, imports declined and orders were filled that had been outstanding from 3Q03 because of the shutdown in September to increase hot-rolled steel capacity. Foreign volume also grew, reflecting a rise in demand and a reduction in imports from other countries.

Net sales for 4Q03 reached Ps 3,848, an increase of 17.1% over 4Q02 and of 0.8% compared to 3Q03. The year-over-year growth reflects an upswing in sales volume, while quarter-over-quarter sales and volume remained essentially flat. Foreign sales represented 39.0% of total revenues in 4Q03.

Operating Income and EBITDA

Operating income was Ps 260, a decrease of 41.0% from 4Q02 and of 17.2% versus 3Q03. 4Q03 operating margin was 6.8%, compared to margins of 13.4% for 4Q02 and 8.2% for 3Q03. EBITDA for 4Q03 was Ps 499, a decline of 23.8% with respect to 4Q02 and of 6.4% versus 3Q03. In dollar terms, EBITDA fell 26.2% year-over-year and 11.8% quarter-over-quarter to US$45.

The year-over-year reduction in operating margin was largely due to greater costs for IMSA ACERO’s main raw materials, including steel, zinc, aluminum and energy, which the company was unable to totally reflect in the final prices of its products. Additionally, the devaluation of the Mexican peso vis-à-vis the U.S. dollar increased peso costs, which take time to be passed on to product prices. The quarter-over-quarter decline is largely a result of the fourth quarter being seasonally less active than the third quarter of the year in the United States, combined with increased costs of some raw materials, such as steel, zinc and aluminum.

2004 began with a generalized rise in global steel prices. China continued with a high level of consumption, which combined with the recovery of many economies, including the United States, to reduce the availability of steel worldwide. Moreover, increases in the cost of inputs related to the industry, such as iron ore, coke, scrap, energy and even maritime shipping, have added to the upward pressure on prices.

Mr. Santiago Clariond, President of IMSA ACERO, explained: “The Mexican steel market is affected by the global steel environment, and during the first few months of the year prices rose considerably, supply became scarce and imports fell significantly. This environment is generating opportunities and challenges for IMSA ACERO, so we are working to produce positive results for our company.”

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

ENERMEX

Sales

ENERMEX’S 4Q03 sales volume reached 6.2 million batteries, representing increases of 10.4% over 4Q02 and of 15.2% compared to 3Q03, and marking a historical quarterly record. The year-over-year and quarter-over quarter growths largely reflect increased sales volumes in the United States. In 3Q03 volume fell, reflecting the absorption of existing inventories that had been generated by the distribution chain; these inventories were replaced during the fourth quarter. In addition, the fourth quarter is seasonally more active than the third in Mexico, which contributed to increase sales volume quarter-over-quarter.

ENERMEX posted revenues of Ps 1,371 for 4Q03, an increase of 14.3% over 4Q02 and of 19.7% versus 3Q03. The year-over-year and quarter-over-quarter growths in revenues reflect a rise in sales volume. 4Q03 foreign sales represented 61.2% of total revenues.

Operating Income and EBITDA

Operating income for 4Q03 reached a historical record of Ps 305, an increase of 23.5% compared to 4Q02 and of 38.0% versus 3Q03. Operating margin for the quarter was 22.2%, compared to 20.6% for 4Q02 and 19.3% for 3Q03. EBITDA for the quarter totaled Ps 349, a growth of 23.3% compared to 4Q02 and of 31.2% versus 3Q03. In dollar terms, EBITDA increased 22.7% year-over-year and 30.7% quarter-over-quarter, to US$32.

The main reason for the year-over-year and quarter-over-quarter rise in operating margin was the growth in sales volume, which generated economies of scale and improved prorating of fixed costs. The increase compared with the same quarter of the previous year also reflects the company’s projects to reduce costs and expenses, as well as the incurring of non-recurring costs related to the closure of the Tlaxcala plant in 4Q02.

IMSATEC

Sales

IMSATEC’s 4Q03 revenues totaled Ps 2,386, representing an upswing of 5.2% over 4Q02 and of 0.7% versus 3Q03. The year-over-year growth in revenues reflects the increase in foreign exchange rate of the Mexican peso vis-à-vis the U.S. dollar, since 80.8% of this business’s sales were made outside Mexico in 4Q03. The rise in foreign exchange rate produced marginal growth quarter-over-quarter as the fourth quarter of the year is seasonally slower than the third.

Operating Income and EBITDA

Operating income totaled Ps 75 in 4Q03, a decrease of 44.0% from 4Q02 and of 40.0% vs. 3Q03. Operating margin for the quarter was 3.1%, compared to 5.9% for 4Q02 and 5.3% in 3Q03. EBITDA for the quarter was Ps 131, a decrease of 28.4% from 4Q02 and of 26.0% with respect to 3Q03. In dollar terms, EBITDA fell year-over-year by 25.3% and quarter-over-quarter by 26.8% to US$12.

IMSATEC’s operating income fell year-over-year as a consequence of greater costs for its main raw materials and a complicated economic environment that made it difficult to transfer the increased costs to the market. More specifically, a 6% decrease in non-residential construction in

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

the United States during 2003 made the market more competitive and reduced margins. In Chile, increased competition and the appreciation of the local currency adversely affected exports and promoted imports. The company was able to offset part of these effects by reducing costs and expenses; for example, operating expenses as a percent of sales fell from 14.1% in 4Q02 to 13.1% in 4Q03. The quarter-over-quarter decline in operating margin largely reflects the third quarter being seasonally stronger than the fourth. An improvement in the market environment of the economies and industries where IMSATEC participates is forecasted for 2004, so the company is expected to post increased sales and improved margins.

IMSALUM

Sales

IMSALUM’s revenues totaled Ps 794 for 4Q03, a growth of 4.2% over 4Q02 but a decline of 3.6% compared to 3Q03. The year-over-year upswing in revenues was due to increased profile sales, largely reflecting growth in the residential construction market, and the increase in the peso-dollar exchange rate. The quarter-over-quarter decline reflects the seasonality of IMSALUM’s businesses. Foreign sales represented 48.2% of total sales for 4Q03. During 2004, ladder sales volumes should rise significantly as a result of a new contract with one of the company’s main U.S. customers.

Operating Income and EBITDA

Operating income for 4Q03 was Ps 31, unchanged from 4Q02 but 57.5% below 3Q03. Operating margin for the quarter was 3.9%, compared to operating margins of 4.1% for 4Q02 and 8.9% for 3Q03. IMSALUM’s 4Q03 EBITDA was Ps 43, the same as that of 4Q02 but 48.8% below 3Q03. In dollar terms, EBITDA fell 10.5% year-over-year and 54.1% quarter-over-quarter to US$4.

The quarter-over-quarter decline in IMSALUM’s operating income was due to the seasonality of its sales, as well as a rise in the cost of aluminum which could not be totally transferred to the market.

During the year, important progress was made with projects to increase the efficiency of operations. Operating income grew 13.8%, reflecting a 0.7 percentage point reduction in operating expenses as a percent of sales. Gross margin was unchanged, despite average aluminum prices being 6% above those of 2002. During 2004, the company will continue carrying out projects to raise operating efficiency in order to further increase profitability.

Corporate Developments

Grupo Imsa plans to invest US$130 in 2004

In 2004 Grupo Imsa plans to invest US$130 in such initiatives as improvement, operating continuity and capacity expansion projects. Some of the main capital expenditure plans are presented in more detail below:

IMSA ACERO, through APM, will complete the setting up of a new line for pickling hot-rolled steel, positioning it to offer higher value added products to satisfy high-specification customers in the industrial sector. Additionally, in order to make steel handling more efficient and as part of the

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

process of increasing hot-rolled steel production capacity, APM will conclude several projects to improve its internal logistics and handling of steel. Most of IMSA ACERO’s other capital expenditures will focus on upgrading operating processes in order to reduce costs, improve quality and comply with different specifications, in this way expanding its potential marketplace.

ENERMEX’s 2004 capital expenditures will be concentrated on projects to continue increasing operating efficiency, in order to meet such objectives as reducing waste, increasing production per man-hour, and reducing distribution and logistics costs.

IMSATEC, through its subsidiary Metl Span, will begin building its third full-scale insulated panel production facility in Nevada to increase its coverage of the West Coast of the United States. Full production is expected the first quarter of 2005.

Metl-Span’s strategy to be the leading insulated panel manufacturer in North America recognizes the western United States and Canadian markets as primary growth regions in North America for its products. The West Coast represents approximately 20% of the U.S. market and is growing significantly faster than the rest of the country. Metl Span’s current production facilities are in Texas and Virginia, so the strategic location of the new facility greatly strengthens its ability to serve these major growth markets and satisfy their demand for more environmentally friendly building products.

The facility will be used primarily for production purposes, with all administrative and sales functions coordinated from its Texas offices. As the U.S. leader in the steel insulated panel industry, Metl-Span’s strategy is to have a strong national presence in order to take advantage of its technologically superior products and specialized service capabilities.

IMSALUM’s main capital expenditures will be used to increase profile and ladder production capacity, since the demand for these two products is expected to rise significantly as of 2004.

Grupo Imsa acquires 49% of Louisville Ladder Group

Grupo Imsa acquired 49% of the capital of Louisville Ladder Group (LLG) in 4Q03, giving it 100% control of this company through its subsidiary IMSALUM. The total results of the company began to be consolidated in January 2004. LLG was created in 1998 as a result of the merger of the ladder businesses of Grupo Imsa and Emerson Electric’s Louisville Ladder. It is currently one of the most important ladder companies in the United States, and exports its products to Canada, Central and South America, Europe and Asia.

Mr. Arnulfo Chavez, IMSALUM’s President, explained: “Controlling 100% of Louisville Ladder Group gives us greater flexibility to adjust to the changing demands of the marketplace more rapidly and efficiently.”

Relation of Grupo Imsa with its competitors in the steel industry

Grupo Imsa is not talking to, or negotiating with, government authorities or the directors, stockholders or creditors of its competitors with a view to participating in a joint venture or the acquisition of any Mexican company related to the steel industry.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Debt reduction

Grupo Imsa’s net debt fell by US$84 in the fourth quarter of 2003, while total debt declined by US$59. During 2003, Grupo Imsa reduced net debt by US$56 and total debt by US$35. Mr. Marcelo Canales, Grupo Imsa’s Chief Financial Officer, explained: “During the quarter, we significantly reduced our debt, exceeding our objective of closing 2003 with a similar debt level to that of December 2002.”

* * *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2003 the Company’s sales reached US$2.8 billion, of which close to 55% was generated outside Mexico. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

TABLES TO FOLLOW

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of December 31, 2003)

	December 2003	December 2002
ASSETS
Current:
Cash and cash equivalents	870	626
Accounts receivable-trade, net	4,460	4,170
Inventories	6,433	5,866
Other current assets	1,037	820

	12,800	11,482
Investment in associated companies	115	109
Property, plant and equipment, net	20,279	19,626
Other assets, net	741	1,155
Excess of cost over fair value of net assets acquired of subsidiaries	989	1,058

TOTAL ASSETS	34,924	33,430

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current portion of long-term debt	1,469	1,743
Bank loans	684	257
Accounts payable-trade	4,117	3,125
Advances from clients	248	187
Other accounts payable and accrued liabilities	1,312	1,617

	7,830	6,929

Long-term debt	7,646	8,038
Deferred taxes	3,219	3,185
Other long-term liabilities	315	296

	11,180	11,519

TOTAL LIABILITIES	19,010	18,448

Excess of fair value of net assets acquired over cost of subsidiaries	107	144
Stockholder’s equity:
Common stock	4,967	4,969
Additional paid-in capital	2,913	2,913
Reserve for repurchase of own shares	136	149
Retained earnings	16,547	16,133
Insufficiency in capital restatement	(6,026)	(6,838)
Initial effect of deferred taxes	(3,634)	(3,634)

Mayority interest	14,903	13,692
Minority interest	904	1,146

TOTAL STOCKHOLDERS’ EQUITY	15,807	14,838

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	34,924	33,430

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of December 31, 2003)

	4Q03	3Q03	4Q02	2003	2002	4Q03/4Q02	% Change 4Q03/3Q03	2003 / 2002
NET SALES	8,400	8,156	7,515	31,230	29,137	11.8%	3.0%	7.2%
Domestic Sales	3,751	3,528	3,270	14,354	13,438	14.7%	6.3%	6.8%
Foreign Sales	4,649	4,628	4,245	16,876	15,699	9.5%	0.5%	7.5%
COST OF SALES	6,890	6,622	5,828	25,323	22,666	18.2%	4.0%	11.7%
OPERATING EXPENSES	897	845	881	3,448	3,440	1.8%	6.2%	0.2%

OPERATING INCOME	613	689	806	2,459	3,031	-23.9%	-11.0%	-18.9%

Financial expenses	79	94	95	386	469	-16.8%	-16.0%	-17.7%
Interest income	(15)	(10)	(21)	(38)	(76)	-28.6%	50.0%	-50.0%
Foreign exchange loss (gain)	217	439	163	738	1,198	33.1%	-50.6%	-38.4%
Gain from monetary position	(136)	(79)	(130)	(344)	(472)	4.6%	72.2%	-27.1%

INTEGRAL FIN. COST, NET	145	444	107	742	1,119	35.5%	-67.3%	-33.7%
Other income, net	36	89	36	192	(114)	0.0%	-59.6%

INCOME BEFORE TAXES AND EMPLOYEE’S PROFIT SHARING	432	156	663	1,525	2,026	-34.8%	176.9%	-24.7%

PROVISIONS FOR:
Income taxes	129	47	60	457	319	115.0%	174.5%	43.3%
Employees’ profit sharing	-9	20	31	59	92			-35.9%

CONSOLIDATED NET INCOME	312	89	572	1,009	1,615	-45.5%	250.6%	-37.5%

Net income of minority interest	80	46	48	250	145	66.7%	73.9%	72.4%

Net income of majority interest	232	43	524	759	1,470	-55.7%	439.5%	-48.4%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of Mexican pesos of

purchasing power as of December 31, 2003)

	December 2003	December 2002
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	1,009	1,615
ITEMS NOT (GENERATING) REQUIRING RESOURCES:
Depreciation and amortization	1,396	1,279
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	17	(395)
Other	253	(16)

	2,675	2,483

CHANGES IN CURRENT ASSETS AND LIABILITIES
NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	(290)	(257)
Inventories	(40)	(369)
Other current assets	(217)	191
Accounts payable-trade	992	(275)
Advances from clients	61	(120)
Other accounts payable and accrued liabilities	(305)	300

	201	(530)

RESOURCES GENERATED FROM OPERATING ACTIVITIES	2,876	1,953

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	427	(33)
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	(666)	519
Dividends paid	(345)	(211)
Others	(338)	(79)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	(922)	196

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(1,690)	(1,943)
Acquisition of companies and minority interest	—	(111)
Other assets	(20)	(29)

RESOURCES USED IN INVESTING ACTIVITIES	(1,710)	(2,083)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	244	66
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	626	560

CASH AND CASH EQUIVALENTS AT END OF PERIOD	870	626

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES

(Millions of Mexican pesos of purchasing power as of December 31, 2003)

	4Q03	3Q03	4Q02	2003	2002	4Q03/4Q02	4Q03/3Q03	2003/2002
IMSA ACERO
DOMESTIC SALES	2,349	2,221	1,952	9,230	8,378	20.3%	5.8%	10.2%
FOREIGN SALES	1,499	1,597	1,334	5,498	4,910	12.4%	-6.1%	12.0%
% Export/Sales	39.0%	41.8%	40.6%	37.3%	37.0%
NET SALES	3,848	3,818	3,286	14,728	13,288	17.1%	0.8%	10.8%
COST OF SALES	3,304	3,253	2,590	12,453	10,488	27.6%	1.6%	18.7%
OPERATING EXPENSES	284	251	255	1,067	1,038	11.4%	13.1%	2.8%
OPERATING INCOME	260	314	441	1,208	1,762	-41.0%	-17.2%	-31.4%
OPERATING MARGIN	6.8%	8.2%	13.4%	8.2%	13.3%
EBITDA	499	533	655	2,126	2,603	-23.8%	-6.4%	-18.3%
EBITDA MARGIN	13.0%	14.0%	19.9%	14.4%	19.6%

ENERMEX
DOMESTIC SALES	532	459	522	1,904	1,956	1.9%	15.9%	-2.7%
FOREIGN SALES	839	686	677	2,919	2,612	23.9%	22.3%	11.8%
% Export/Sales	61.2%	59.9%	56.5%	60.5%	57.2%
NET SALES	1,371	1,145	1,199	4,823	4,568	14.3%	19.7%	5.6%
COST OF SALES	937	791	812	3,292	3,179	15.4%	18.5%	3.6%
OPERATING EXPENSES	129	133	140	539	593	-7.9%	-3.0%	-9.1%
OPERATING INCOME	305	221	247	992	796	23.5%	38.0%	24.6%
OPERATING MARGIN	22.2%	19.3%	20.6%	20.6%	17.4%
EBITDA	349	266	283	1,171	943	23.3%	31.2%	24.2%
EBITDA MARGIN	25.5%	23.2%	23.6%	24.3%	20.6%

IMSATEC
DOMESTIC SALES	459	461	425	1,702	1,672	8.0%	-0.4%	1.8%
FOREIGN SALES	1,927	1,908	1,844	6,893	6,580	4.5%	1.0%	4.8%
% Export/Sales	80.8%	80.5%	81.3%	80.2%	79.7%
NET SALES	2,386	2,369	2,269	8,595	8,252	5.2%	0.7%	4.2%
COST OF SALES	1,998	1,942	1,815	7,129	6,592	10.1%	2.9%	8.1%
OPERATING EXPENSES	313	302	320	1,202	1,172	-2.2%	3.6%	2.6%
OPERATING INCOME	75	125	134	264	488	-44.0%	-40.0%	-45.9%
OPERATING MARGIN	3.1%	5.3%	5.9%	3.1%	5.9%
EBITDA	131	177	183	477	681	-28.4%	-26.0%	-30.0%
EBITDA MARGIN	5.5%	7.5%	8.1%	5.5%	8.3%

IMSALUM
DOMESTIC SALES	411	387	372	1,517	1,432	10.5%	6.2%	5.9%
FOREIGN SALES	383	437	390	1,566	1,597	-1.8%	-12.4%	-1.9%
% Export/Sales	48.2%	53.0%	51.2%	50.8%	52.7%
NET SALES	794	824	762	3,083	3,029	4.2%	-3.6%	1.8%
COST OF SALES	651	637	611	2,449	2,404	6.5%	2.2%	1.9%
OPERATING EXPENSES	112	114	120	444	458	-6.7%	-1.8%	-3.1%
OPERATING INCOME	31	73	31	190	167	0.0%	-57.5%	13.8%
OPERATING MARGIN	3.9%	8.9%	4.1%	6.2%	5.5%
EBITDA	43	84	43	237	222	0.0%	-48.8%	6.8%
EBITDA MARGIN	5.4%	10.2%	5.6%	7.7%	7.3%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SALES VOLUME

	4Q03	3Q03	4Q02	2003	2002
STEEL PROCESSING
IMSA ACERO (Tonnes)
Domestic Sales Volume	386,142	377,186	313,716	1,491,335	1,419,329
Export and Foreign Subsidiaries Sales Volume	189,307	197,841	159,083	675,381	627,451
TOTAL IMSA ACERO	575,449	575,027	472,799	2,166,716	2,046,780

	4Q03	3Q03	4Q02	2003	2002
AUTOMOTIVE BATTERIES (1)
ENERMEX (000 Units)
Mexico
Domestic Market	1,636	1,448	1,605	5,890	5,944
Exports	3,349	2,763	2,817	11,744	10,250
Total (2)	4,985	4,211	4,422	17,634	16,194
Foreign Subsidiaries (3)	1,237	1,191	1,212	5,074	5,625
TOTAL ENERMEX	6,222	5,402	5,634	22,708	21,819

	4Q03	3Q03	4Q02	2003	2002
IMSALUM
Aluminum (Tonnes)
TOTAL ALUMINUM	12,965	13,520	12,489	49,799	47,680

(1)	Includes 100% of the sales volume of the joint venture with Johnson Controls.
(2)	100% of this volume is consolidated in Enermex financial statements.
(3)	50% of this volume is consolidated in Enermex financial statements.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Selected Financial Information

Income Statement

US$ Millions(1)

	4Q03	3Q03	4Q02	2003	2002
Net Sales
IMSA ACERO	342	352	307	1,330	1,241
ENERMEX	123	105	112	436	432
IMSATEC	204	210	212	764	764
IMSALUM	70	75	70	278	281
Grupo IMSA(2)	740	742	701	2,806	2,717

Operating Income
IMSA ACERO	23	30	40	110	164
ENERMEX	28	21	23	91	74
IMSATEC	7	11	11	24	45
IMSALUM	3	7	3	17	16
Grupo IMSA(2)	55	65	73	224	280

EBITDA
IMSA ACERO	45	51	60	193	243
ENERMEX	32	25	26	107	88
IMSATEC	12	16	16	43	63
IMSALUM	4	8	4	21	21
Grupo IMSA(2)	88	96	103	350	400

Majority Net Income
Grupo IMSA	20	6	49	69	140

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.
(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of December 31, 2003 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of December 2002 – December 2003 was 1.0678; for the three-month period of September 2003 – December 2003, it was 1.0188.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its four business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

Fourth quarter 2003 (4Q03) inflation was 1.6%, resulting in an inflation rate of 3.98% for the last twelve months. The Mexican peso depreciated 2.8% against the U.S. dollar during 4Q03, and 8.4% over the last twelve months. The exchange rate used as of December 31, 2003 was 11.2360 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: Interest expense less interest income, divided by EBITDA

Interest Coverage: Interest expense divided by EBITDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V. (Registrant)

Dated: February 19, 2004	By:	/s/ MARCELO CANALES CLARIOND

	Name: Title:	Marcelo Canales Clariond Chief Financial Officer